BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. ("BRF" or "Company" - BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358 of January 3, 2002, announces that on the date hereof its controlled entities BRF GmbH and BRF Holland B.V entered into a share purchase agreement providing for the acquisition of the totality of the shares issued by Alimentos Calchaquí Productos 7 S.A. (“Calchaquí”). Calchaquí is a traditional Argentine company, reference in the region´s cold cuts market, and owner of leading brands such as Calchaquí and Bocatti.

The completion of the above mentioned transaction is subject to the satisfaction of the conditions precedent set forth in the share purchase agreement.

This transaction is in line with BRF’s strategic plan for globalizing the Company, accessing local markets, strengthening BRF’s brands, distribution and expansion of its product portfolio around the globe.

São Paulo, March 22nd, 2016

José Alexandre Carneiro Borges
Chief Financial and Investor Relations Officer